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                                 April 15, 2005



Tara L. Harkins
Staff Accountant
Division of Corporate Finance
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20548


Dear Ms. Harkins:

         This letter is in response to the letter sent by Mr. Martin F. James of your office, dated April 1, 2005 (the "Comment Letter"), regarding comments to the Form 10-KSB of Sentex Sensing Technology, Inc. (the "Company"), for the fiscal year ended November 30, 2004. Attached hereto is a copy of the amended portions of our Form 10-KSB that we propose to file in response to the Comment Letter. The Company has taken your comments under advisement and has made all of the requested changes to the Form 10-KSB.

         The following is a summary of the changes made in the 10-KSB in response to your comments. The number in the following summary corresponds to the numbered comments in the Comment Letter.

         1. Under Item 8A. Controls and Procedures, we amended the filing to disclose management's conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual report. Please see the attached page number 8 from the Form 10-KSB which contains the revised Item 8A incorporating these changes.

         2. Under Item 8A. Controls and Procedures, we deleted the language after the word "effective," as you suggested. Please see the attached page number 8 from the Form 10-KSB which contains the revised Item 8A incorporating these changes.

         3. Under Item 8A. Controls and Procedures, we revised the language used in our disclosure concerning changes in our internal control over financial reporting to indicate there was no change to our internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B. Please see the attached page number 8 from the Form 10-KSB which contains the revised Item 8A incorporating these changes.

         4.       We have amended the certifications filed as Exhibits 31.1 and
                  31.2 so that they are now in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Please see the attached page numbers 18 and 19 from the Form 10-KSB which contain the revised Exhibits 31.1 and 31.2, respectively, incorporating these changes.


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Tara L. Harkins
April 15, 2005
Page 2




         In addition to amending the Form 10-KSB per your comments and providing the attached pages for your review, the Company acknowledges that:

         1. it is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Per your request, we await your comments, if any, to the attached proposed amended portions of our Form 10-KSB. If you have any questions, please feel free to contact me at (216) 687-0289 extension 106. Upon the disposition of this review, we will promptly file the Amended Form 10-KSB, which will reflect all the appropriate changes. Thank you for your assistance in this matter.



                                      Sincerely,


                                      /s/ William R. Sprow
                                      ---------------------------------------
                                      William R. Sprow, Chief Financial Officer
                                      and Controller



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CURRENT OUTLOOK

Revenues grew by 13% over 2003, and we expect a significant increase for 2005.

The Company is actively pursuing various capital sources and strategic partners in an effort to recapitalize and restructure the Company so that it may move forward with its new and expanded business model. Although there can be no assurances, the Company believes that it will have its funding requirements fulfilled in the very near future. This is the key to the substantial growth that can be achieved within our platform.

ITEM 7 FINANCIAL STATEMENTS

See Index to Financial Statements appearing on page F-2.

ITEM 8 CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL
       DISCLOSURE

None.

ITEM 8A.  CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Principal Accounting Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report, have concluded that the Company's disclosure controls and procedures were effective. There were no changes in the Company's internal controls over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 8B.  OTHER INFORMATION

None.


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                                                                   Exhibit 31.1

CERTIFICATIONS

I, Robert S. Kendall, certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended November 30, 2004 of Sentex Sensing Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date:  April 15, 2005

/s/ Robert S. Kendall, Chief Executive Officer
--------------------------------------------------
Signature & Title


                                       18
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                                                                   Exhibit 31.2

I, William R. Sprow, certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended November 30, 2004 of Sentex Sensing Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date:  April 15, 2005

/s/ William R. Sprow, Chief Financial Officer
-------------------------------------------------
Signature & Title





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